Exhibit 12.1
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2012	2011	2010	2009	2008	2007	2006
Excluding interest on deposits

Income before provision for income tax	24,700	23,063	37,367	9,100	12,261	13,577	13,789
Fixed charges
Interest on short-term borrowings and long-term debt	532	489	739	1,099	2,392	2,141	1,884
One-third of net rental expense	515	486	413	208	144	141	138
Total fixed charges	1,047	975	1,152	1,307	2,536	2,282	2,022
Income from operations before provision for income tax and fixed charges	25,747	24,038	38,519	10,407	14,797	15,859	15,811
Fixed charges, as above	1,047	975	1,152	1,307	2,536	2,282	2,022
Preferred stock dividends (pretax) (1)	-	1,084	1,659	1,600	-	-	-
Fixed charges including preferred stock dividends	1,047	2,059	2,811	2,907	2,536	2,282	2,022
Ratio of earnings to fixed charges and preferred stock dividend requirements	24.58	11.67	13.70	3.58	5.84	6.95	7.82

Including interest on deposits

Fixed charges including preferred stock dividends, as above	1,047	2,059	2,811	2,907	2,536	2,282	2,022
Add: Interest on deposits	6,581	9,492	11,091	12,920	18,442	22,669	16,557
Total fixed charges including preferred stock dividends and interest on deposits	7,628	11,551	13,902	15,827	20,978	24,951	18,579
Income from operations before provision for income tax and fixed charges, as above	25,747	24,038	38,519	10,407	14,797	15,859	15,811
Add: Interest on deposits	6,581	9,492	11,091	12,920	18,442	22,669	16,557
Total income from operations before provision for income tax, fixed charges and interest on deposits	32,328	33,530	49,610	23,327	33,239	38,528	32,368
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.24	2.90	3.57	1.47	1.58	1.54	1.74

(1) The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.